LEAD INVESTOR



David Higgs David Higgs MD, MPH

Simply put, electric motors are the future and ZEUS is the future of electric motors. ZEUS produces a line of motors that have been independently tested to be **significantly more efficient** (IE7) than the most efficient current rating (IE3). **Additionally, these motors are the smallest, lightest, most robust (i.e. least likely to break down), and least expensive to manufacture.** There are three major explanations for the current buzz around ZEUS Motor Inc: 1. **SUSTAINABILITY.** There is a global urgency and commitment to utilize products that are less reliant on fossil fuels and thus leave a smaller carbon footprint, as evidenced by the Paris Climate Accords and the more recent US infrastructure plan that has dedicated billions to a conversion to sustainable energy. Utilizing ZEUS motors anywhere from small conveyor belts to elevators to pickup vehicles and garbage trucks is low-hanging fruit that will stimulate movements toward these ambitious goals. 2. **PROFIT POTENTIAL.** The motor market does not need to be created. Offering this product line in a pre-existing 300 million motor ($150 billion) market projects extraordinary potential gain for early investors, even when considering a tiny (0.5%) market share. 3. **The BRAINPOWER AND LEADERSHIP AT THE TOP.** Tom Hopkins has extensive and formidable experience in both engineering and business around the globe. He and his top staff work tirelessly to continually develop better and more efficient products. The research and development is complete. This is not a concept. The motors exist and strong patents have already been granted. Various sizes and custom orders are available. ZEUS thrives on the mantra that **the cleanest energy is the energy not used.** They will disrupt the massive existing motor market.

Invested $50,000 this round & $250,000 previously

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